Morrison Health Care, Inc.

Exhibit 11 - STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS (Amounts in thousands, except per share data)



                                 Year ended
                                June 1, 1996

Primary
Average shares outstanding            11,520

Net effect of dilutive stock
options-based on the treasury
stock method using average
market price                            204

Total                                11,724

Net income                           $9,280

Per share amount                      $0.79

Fully Diluted
Average shares outstanding           11,520

Net effect of dilutive stock
options-based on the treasury
stock method using average
market price                           204

Total                               11,724

Net income                          $9,280

Per share amount                     $0.79